FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2010, Northbridge’s net premiums written were Cdn$1,014.0 million. At year-end, the company had statutory equity of Cdn$1,263.4 million and there were 1,536 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2010, C&F’s net premiums written were US$733.4 million. At year-end, the company had statutory surplus of US$1,313.5 million and there were 1,197 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers’ compensation insurance business in the United States. On May 20, 2010, Fairfax completed the acquisition of all of the outstanding common shares of Zenith National. In 2010, Zenith National’s annual net premiums written were US$427.3 million. At year-end, the company had statutory surplus of US$690.2 million and there were 1,395 employees.

Asian insurance

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2010, First Capital’s net premiums written were SGD 147.8 million (approximately SGD 1.3 = US$1). At year-end, the company had shareholders’ equity of SGD 287.6 million and there were 108 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2010, Falcon’s net premiums written were HK$379.1 million (approximately HK$7.8 = US$1). At year-end, the company had shareholders’ equity of HK$458.1 million and there were 81 employees.

Other Insurance

Fairfax Brasil, based in São Paulo, commenced writing insurance in March 2010 in all lines of business in Brazil. In 2010, Fairfax Brasil’s gross premiums written were US$35.0 million. At year-end, the company had shareholders’ equity of US$36.5 million and there were 40 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2010, OdysseyRe’s net premiums written were US$1,853.8 million. At year-end, the company had shareholders’ equity of US$3,749.3 million and there were 737 employees.

Advent, based in the U.K., is a reinsurance and insurance company, operating through Syndicates 780 and 3330 at Lloyd’s, focused on specialty property reinsurance and insurance risks. In 2010, Advent’s net premiums written were US$214.3 million. At year-end, the company had shareholders’ equity of US$149.7 million and there were 60 employees.

Polish Re, based in Warsaw, Poland, writes reinsurance business in the Central and Eastern European regions. In 2010, Polish Re’s net premiums written were PLN 205.2 million (approximately PLN 3.0 = US$1). At year-end, the company had shareholders’ equity of PLN 238.0 million and there were 45 employees.

Group Re primarily constitutes the participation by CRC Re (based in Barbados effective January 4, 2011, formerly based in Bermuda) and Wentworth (based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2010, Group Re’s net premiums written were US$243.3 million. At year-end, the Group Re companies had combined shareholders’ equity of US$432.5 million.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$2,516.5 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 143 employees in the U.S., located primarily in Manchester, New Hampshire, and 59 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All of the above companies are wholly owned (except for 98%-owned First Capital).

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure also includes a 41.3% interest in Gulf Insurance (a Kuwait insurance company), a 26% interest in ICICI Lombard (an Indian property and casualty insurance company), a 40.5% interest in Falcon Thailand, a 22.7% interest in PTU S.A. (a Polish property and casualty insurance company), a 22.2% interest in Singapore Re, an approximate 20.0% interest in Alliance Insurance (a Dubai, U. A. E. company), a 15.0% interest in Alltrust (a Chinese property and casualty insurance company), and investments in The Brick (17.3%), Cunningham Lindsey (43.6%), MEGA Brands (16.5%), Fibrek (25.8%) and Ridley (73.5%). The other companies in the Fairfax corporate structure, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), are not part of these operating groups; these other companies have no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

After a scintillating three years during which our book value per share went up by 146%, our book value increased by only 5% in 2010 (including the $10 per share dividend paid in 2010) to $379.461 per share. Common shareholders’ equity increased from $7.4 billion at December 31, 2009 to $7.8 billion at December 31, 2010 while we earned $469 million after tax ($21.31 per share). We ended the year with $1.5 billion in cash and marketable securities at the holding company level.

2010 marked the completion of the first 25 years for Fairfax. And what a journey it has been! We began with one small insurance company in Canada, with $10 million in premiums and less than $10 million in capital. Book value was $1 1/2 per share.

With much hard work, a small but wonderful team of officers, presidents and investment principals and lots of good fortune, today we have a worldwide insurance/reinsurance company operating in over 100 countries with $5 billion of premiums and about $8 billion of shareholders’ capital. Book value per share has compounded at 25% per year to $379 per share while Fairfax’s stock price has compounded at 21% per year. By the way, this rate of compounding in our stock price over the past 25 years is the best in the property and casualty business (there are only nine public companies with a 25-year track record), second best among all companies in Canada and in the top ten companies in the S&P 500. Shown in the table below is Fairfax’s compound growth in book value for the five, ten, fifteen, twenty and twenty-five years ending December 31, 2010, not including dividends.

	As of December 31, 2010
	5 years	10 years	15 years	20 years	25 years

Compound growth in book value	22.5%	9.9%	16.4%	17.6%	24.7%

You can see why we are so grateful for this performance and deeply humbled, given all the challenges we faced over this time period. We particularly want to thank our long term shareholders who have supported and encouraged us throughout this extraordinary journey. We have published a small book, “The First 25 Years of Fairfax”, written by journalist Ron Graham, based on a series of interviews. We hope you enjoy reading our story – a copy will be given to all attendees at our shareholders’ meeting on April 20, 2011.

While we are very thankful for our results, we are even more grateful for the “Fair and Friendly” culture that we have developed at Fairfax. The foundation for our culture and the people who are attracted to it is our guiding principles shown in the Appendix. These guiding principles have served us well over the past 25 years and are the rock on which our company is built. More in the book!

In 2010, our excess capital generated over the past few years permitted Fairfax to acquire five companies and still end the year with $1.5 billion in cash and marketable securities in the holding company. The five acquired companies are Zenith National (discussed in our 2009 Annual Report), First Mercury (closed in February 2011 at a cost of $294 million), Gulf Insurance (a 41% interest), Pacific Insurance Berhad (in Malaysia – expected to close in March 2011 at a cost of $64 million) and General Fidelity Insurance Company (GFIC – a runoff company). With the exception of GFIC, which is in runoff, these are all high quality companies and our decentralized structure allowed us to do these acquisitions smoothly in our fair and friendly fashion. All our companies are run separately but investments are centralized at Fairfax. First Mercury will become the excess and surplus lines platform for Crum & Forster; Gulf Insurance consolidates our interests in the Middle East; Pacific Insurance Berhad will be part of Fairfax Asia; and GFIC will be under RiverStone, our runoff group.

We announced our agreement to acquire First Mercury on October 28, 2010 at $16.50 per share or $294 million – approximately book value per share. While the company was established in 1973, Richard Smith has built an outstanding surplus lines and specialty platform company headquartered in Detroit over the past 15 years. The location of the headquarters appealed to our contrarian instincts! The combined ratio of the company over the past nine years has averaged 93.2%. The excess and surplus lines market in the U.S. expands and contracts like an accordion depending on whether we have hard or soft insurance markets. Currently it is in its contraction phase but at some time in the future, Richard and his team will be able to expand significantly. The company wrote gross premiums of $331 million in 2010 with an investment portfolio of $836 million. We welcome Richard and all the employees of First Mercury to the Fairfax family.

 1 Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $millions except as otherwise indicated.

In 2008 we mentioned to you that we had purchased approximately a 20% interest in Arab Orient run excellently by Isam Abdelkhaliq and controlled by Karim Kabariti (Chairman of Jordan Kuwait Bank). Through Karim we met Faisal Al Ayyar, Vice Chairman of Kipco, the controlling shareholder of Gulf Insurance and Jordan Kuwait Bank and the ultimate controller of Arab Orient. Under Faisal’s leadership, Kipco has had an outstanding track record over the past 20 years, increasing shareholder value by building businesses with an Arab world focus. Kipco’s book value per share has compounded by 16% per year over the past 13 years and the stock price has followed suit. We paid $217.1 million for a 41% interest in Gulf Insurance, with Kipco having a 43% interest, and Gulf Insurance purchased our shares of Arab Orient at our cost of $11.2 million to increase Gulf’s ownership of Arab Orient to 89%. Gulf Insurance, which has been in business since 1962, operates in seven countries in the Middle East and North Africa and is the premier property and casualty company in the region. In 2010, Gulf Insurance wrote $417.6 million in gross premiums and earned $33.2 million, with a consolidated investment portfolio of $552.0 million; its combined ratio has averaged 94% over the past ten years. We are excited to be partners with Faisal and his management team at Kipco and our team of Bijan Khosrowshahi, Jean Cloutier and Steve Ridgeway look forward to working with Khaled Saoud Al-Hasan, the CEO of Gulf Insurance, and the presidents of the seven insurance companies belonging to Gulf Insurance. We continue to separately own a 20% interest in Alliance Insurance Company in Dubai, led by Wisam Al Haimus. Wisam had another outstanding year with a combined ratio of approximately 74% in 2010.

On December 3, 2010 we announced our agreement to acquire Pacific Insurance Berhad of Malaysia for $64 million. Pacific has been in business since the 1950s and has 18 branches, over 200 employees and 1,200 agents. Pacific provides all classes of general insurance and is known for being a pioneer and a quality provider of medical insurance. In 2010, Pacific wrote gross premiums of $52.2 million and had an investment portfolio of $78.2 million. Under Sonny Tan, the CEO of Pacific, the combined ratio of the company over the past seven years has averaged 99%. We welcome Sonny and the employees of Pacific to the Fairfax family. Sonny will work closely with Mr. Athappan, Chairman and CEO of Fairfax Asia, who continues to knock the ball out of the park in Singapore.

Our acquisition of GFIC in August 2010 was our first runoff acquisition since we began looking at runoff acquisitions five years ago. TIG Insurance Company agreed to purchase GFIC for $367.1 million (a discount to its book value of $385.8 million) with a $100 million cash payment and a $267.1 million six-year non-interest-bearing contingent note, subject to reserve development. At closing, the note was written down by $65.7 million due mainly to an increase in claims reserves. The net note of $201.4 million was present valued at 6.17% to get a fair value of the note of $140.6 million (the discount of $60.8 million will be expensed annually into earnings over the next six years). After reducing the net book value of $385.8 million by increasing claims reserves and making other fair value adjustments – all after tax – the fair value of the net assets acquired was $323.7 million. The difference between the net assets acquired of $323.7 million and the total purchase price of $240.6 million ($100 million + $140.6 million) resulted in a gain on purchase (negative goodwill in the past) of $83.1 million which flowed into earnings in 2010. At closing GFIC had an investment portfolio of $661.1 million and gross loss reserves of $394.7 million (reinsurance recoverables of $10.5 million). The contingent note provides us with excellent downside protection while the investment portfolio will provide us a good return on our investment. In six years, we expect to pay whatever is remaining on the contingent note through a dividend from GFIC. Extensive due diligence was done on GFIC by Nick Bentley and his team – and Nick also brought Dennis Gibbs back for this project! GFIC, which at closing had no employees of its own, has been absorbed by RiverStone. We will continue to look for runoff acquisitions like GFIC.

Speaking of RiverStone, as you know, we have an outstanding team, led by Nick Bentley, whose 202 employees manage all our runoff operations in two locations – Manchester, New Hampshire and Brighton in the United Kingdom. Since we put TIG Insurance into runoff in 2002, RiverStone has reduced the number of claims outstanding by over 90% while increasing statutory surplus from $536 million at year-end 2002 to $942 million at year-end 2010 – after paying dividends to Fairfax of $330 million. RiverStone has also reduced the number of claims in our European runoff by 86% during the same time period. In the last four years our worldwide runoff group has earned a cumulative total of $672 million pre-tax (not including the gain on the acquisition of GFIC). As I have mentioned many times before, we are very fortunate to have a first class runoff operation.

Our partnership with Chuck Davis and Stonepoint in the ownership of Cunningham Lindsey continues to go very well (mainly due to Chuck and Stonepoint!). On January 4, 2011 Cunningham Lindsey acquired GAB Robins’ U.S. loss adjusting business (having previously acquired the international operations). Annual revenue is running at approximately $800 million with good EBITDA margins. Our 44% investment is on our balance sheet at $128.9 million. Brad Martin continues to monitor our investment in Cunningham Lindsey.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recently, we announced a change in the management of our insurance and reinsurance operations. While retaining our decentralized structure, we appointed Andy Barnard as President and COO of our Fairfax Insurance Group, to oversee all of Fairfax’s insurance and reinsurance operations and to work with our presidents on strategy and coordination. Andy has built over 15 years one of the most successful reinsurance companies in the world. When Andy joined OdysseyRe (the old Skandia Re) in 1996, it wrote $200 million in premiums, operated only in the U.S. and had shareholders’ capital of $315 million. The old Skandia Re was effectively in runoff. With a few acquisitions, including CTR in Paris and TIG Re in the U.S., Andy has built OdysseyRe into a nimble, worldwide reinsurance operation focused on serving its customers while achieving an underwriting profit with good reserving. OdysseyRe wrote premiums of $1.9 billion in 2010 with shareholders’ capital of $3.7 billion – after returning net capital to its shareholders of $247 million. OdysseyRe compounded its book value per share since it went public in 2001 at 20.4% per year – the best track record in the reinsurance business that I know of.

We are very excited about Fairfax’s long term prospects with Andy Barnard in this new role. At OdysseyRe, Brian Young will take over as CEO, while Andy moves to become Vice Chairman. Brian and Andy have worked together for 15 years and this will be a very smooth transition. As I have mentioned in the past, in the reinsurance business, a few good men or women can have a huge impact on the business.

The results of our major subsidiaries in 2010 are shown below:

			Return on
			Average
	Combined	Net	Shareholders’
	Ratio	Earnings	Equity

Northbridge	107.3%	80.7	5.0%
Crum & Forster	109.1%	64.2	5.8%
Zenith National*	137.8%	(24.0)	(1.9)%
OdysseyRe	98.6%	225.3	6.1%
Fairfax Asia	89.3%	46.0	12.6%

*	since it was acquired in May 2010

On a consolidated basis, Fairfax had a combined ratio of 105.2% in 2010, reflecting the impact of soft markets on the operations of Northbridge, Crum & Forster and Zenith National. Results at Zenith deserve extra commentary, given our recent purchase. Zenith’s combined ratio was elevated in 2010 primarily due to two factors. First, as the company has cut premiums by more than 50% over the last several years, its expense ratio has risen significantly. Zenith maintains a franchise that is the Rolls Royce of workers’ compensation specialist writers. During these years of wildly competitive market behavior, Zenith has kept its franchise intact, at significant expense, anticipating a strong rebound in pricing and conditions that will allow it to grow rapidly in the future. Second, in response to trends in loss costs, Zenith bolstered its loss reserves in 2010 to stay ahead of the curve ($24 million or 9.1 combined ratio points). Both of these actions speak to the long term management perspective of Stanley Zax, and are consistent with the reasons we chose to add the company to our Fairfax stable. I might add, keep your eyes trained on the California workers’ comp marketplace. We suspect there are many out there behind the curve! We expect it is only a question of time before Zenith’s 30 year average combined ratio of 95% comes back to the fore! More on the combined ratios later.

The table below shows our major subsidiaries’ growth in book value over the past nine years (adjusted by including distributions to shareholders). All four of these companies have compounded book value at very attractive rates (recognize that book value includes meaningful unrealized gains).

2001 – 2010
Annual Compound
Growth Rate(1)

Northbridge	17.2%
Crum & Forster	17.0%
OdysseyRe	20.4%
Fairfax Asia(2)	23.6%

(1)	Based on Canadian or U.S. GAAP, except Crum & Forster, which is based on statutory surplus.

(2)	2002 – 2010 as Fairfax Asia began in 2002 with the purchase of First Capital.

After three years of double digit investment returns averaging 14.3%, our investment team earned only 3.9% in 2010. Our returns in 2010 were impacted by two factors that we see reversing in the years to come. The first factor was our muni bond portfolio dropped by $220.6 million (or 4.0%) due to higher muni bond interest rates reflecting the highly leveraged position of many municipalities in the U.S. We do not think that general concern is a valid concern for our portfolio of muni bonds, as almost 65% of our muni bond portfolio is insured by Berkshire Hathaway, and essentially all of the rest of our muni bonds are from essential services like large airports or transportation systems, or from large states like California. It is interesting to note that we have not recently been able to buy even $1 million of Berkshire Hathaway-insured muni bonds even though some issues appear to be trading at 6%.

The second factor to cause our reduced investment returns in 2010 was the almost 100% hedge of our equity portfolio. Our common stock portfolio went up by more than the indices but the hedge eliminated most of the gain. Realized and unrealized gains in 2010 on equities – common stock, convertible debentures and warrants – of $536.0 million and $420.5 million respectively were almost totally eliminated by the hedging losses (short sales of indices and common stocks) of $936.6 million. Our hedging cost us 4.2% in total return in 2010! While we expect the markets to reverse and some of the unrealized losses on our hedges (along with some of our unrealized gains on equities) to disappear, our realized gains have added significantly to our book value per share. With the introduction of IFRS accounting standards (which will replace Canadian GAAP) in 2011, mark-to-market accounting will make our earnings very volatile – more the reason for you our shareholders to focus on our book value growth over the long term. We will always show you realized and unrealized gains in our earnings release so you can follow the fluctuations in the marketplace. Interest and dividend income in 2010, with muni bond interest on a pre-tax equivalent basis, was $868.8 million or $42.31 per share.

Realized and unrealized gains in 2010 were $21.7 million. Since we began in 1985, we have earned realized and unrealized gains of $10.2 billion. These gains, while unpredictable, are a major source of strength to Fairfax, as they add to our capital base and the increased capital can be used to internally finance our expansion. As we have explained many times before, the unpredictable timing of these gains makes our quarterly (or even annual) earnings and book value quite volatile, as we saw again in 2010.

	Earnings (loss) per Share	Book Value per Share

First quarter	$14.02	$384	($370 as of December 31, 2009)
Second quarter	15.49	383
Third quarter	10.24	401
Fourth quarter	(18.43)	379

No quarterly (or yearly) guidance from us!

The investment section in the MD&A gives you a lot more detail on our long term investment record.

Our long term equity holdings, disclosed last year, continue to be effectively the same:

	As of December 31, 2010
	Shares Owned	Cost per	Amount	Market
	(millions)	Share	Invested	Value

Wells Fargo	20.0	$19.36	388	620
Johnson & Johnson	7.6	61.00	464	469
US Bancorp	15.9	16.27	259	428
Kraft Foods	10.9	26.59	290	344

As we discussed with you last year, we continue to be very optimistic on the long term prospects for these companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows you how our international operations have grown since we began with Falcon in Hong Kong in 1998.

Fairfax International Operations as at and for the year ended December 31, 2010

		Gross			Fairfax Share
	Shareholders’	Premiums	Investment	Fairfax	Shareholders’	Gross Premiums
Company	Equity	Written	Portfolio	Ownership	Equity	Written

Fairfax Asia
Falcon Insurance (Hong Kong)	58.9	63.9	123.0	100%	58.9	63.9
First Capital (Singapore)	224.5	303.9	465.6	98%	220.0	297.8
Falcon Thailand(1)	10.2	19.9	18.2	41%	4.2	8.2
ICICI Lombard (India) (1)(2)	371.3	913.5	953.0	26%	96.5	237.5
Insurance – Other
Fairfax Brasil	36.5	35.0	52.8	100%	36.5	35.0
Alliance Insurance (Dubai) (1)(2)	80.3	82.9	227.4	20%	16.1	16.6
Gulf Insurance (Kuwait) (1)	293.6	417.6	552.0	41%	120.4	171.2
Alltrust Insurance (China) (2)(3)	261.3	741.5	796.1	15%	39.2	111.2
Reinsurance-Other
Advent Capital (United Kingdom)	149.7	318.9	582.5	100%	149.7	318.9
Polish Re (Poland)	62.5	81.7	134.0	100%	62.5	81.7

Total International Operations	1,548.8	2,978.8	3,904.6		804.0	1,342.0

(1)	These associated companies are carried on an equity accounted basis.

(2)	All dollar amounts are as at or for the 12 months ended September 30, 2010.

(3)	Alltrust is carried at cost.

As you will note, our international operations have $1.5 billion in shareholders’ equity (of which Fairfax’s share is $0.8 billion), gross premiums of almost $3 billion (of which Fairfax’s share is $1.3 billion) and an investment portfolio of $3.9 billion. The majority of these operations are in emerging market countries with huge long term potential because of very low insurance penetration and significant GDP growth potential. For example, property and casualty premiums as a percentage of GDP in India (0.6%), China (1.1%), Brazil (1.5%) and the Middle East (1.1%) compare with 4.5% in the U.S. Fairfax Asia is overseen by Mr. Athappan, the Middle East by Bijan Khosrowshahi and Brazil by Jacques Bergman. From Fairfax, we have Brad Martin and Jean Cloutier very involved in working with these companies, which will now also come under Andy Barnard’s oversight.

Below we update the table on intrinsic value and stock price that we last presented some years ago. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

INTRINSIC VALUE
	% Change in US$	STOCK PRICE
	Book Value per	% Change in
	Share	Cdn$ Stock Price

1986	+ 180	+ 292
1987	+ 48	-3
1988	+ 31	+ 21
1989	+ 27	+ 25
1990	+ 41	-41
1991	+ 24	+ 93
1992	+ 1	+ 18
1993	+ 42	+145
1994	+ 18	+ 9
1995	+ 25	+ 46
1996	+ 63	+ 196
1997	+ 36	+ 10
1998	+ 30	+ 69
1999	+ 38	-55
2000	-5	-7
2001	-21	-28
2002	+ 7	-26
2003	+ 31	+ 87
2004	-1	-11
2005	-16	-17
2006	+ 9	+ 38
2007	+ 53	+ 24
2008	+ 21	+ 36
2009	+ 33	+ 5
2010	+ 3	0
1985-2010	+ 24.7%	+ 21.3%

You will note from the table that on an annual basis there is no correlation between growth in book value and increase in stock price. However on a long term basis, our common stock price has compounded at approximately the same rate as our book value per share has compounded (as you know, our book value is in U.S. dollars as our financial statements are in U.S. dollars, and our common stock price is in Canadian dollars as our shares trade predominantly in Canadian dollars on the Toronto Stock Exchange). Stock price compound rates are higher or lower than book value growth rates because of the year-ending price to book value ratio, and the year-ending value of the Canadian dollar in relation to the U.S. dollar, being higher or lower than when we began in 1985. When we began, our Canadian dollar stock price was $3 1/4 and our U.S. dollar book value per share was $1.52. The Canadian dollar exchange rate was 75¢ U.S. at that time, and the price to book value ratio in U.S. dollars was 1.6x. Today the Canadian dollar is at par with the U.S. dollar and the price to book value ratio is 1.1x in U.S. dollars. If the Canadian dollar exchange rate was still 75¢ and the price to book value ratio in U.S. dollars still 1.6x, then the compound growth in book value per share and in our common stock price would be the same (also our stock price would be $810!!).

As mentioned above, in 2010 our increase in book value per share was muted by the mark-to-market losses in our bond portfolio, particularly our muni bonds, primarily as a result of an increase in interest rates, and by the elimination of significant gains in our common stock portfolio due to our defensive decision to hedge our equities. We believe that our five acquisitions announced or closed in 2010 should result in a significant increase in intrinsic value over time.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31,			% Change in
	2010	2009	2008	2010

Northbridge	107.3%	105.9%	103.5%	6.1%
Crum & Forster	109.1%	104.1%	117.6%	2.4%
Zenith National	137.8%	–	–	–
OdysseyRe	98.6%	96.7%	101.3%	(2.1)%
Fairfax Asia	89.3%	82.6%	91.8%	23.1%
Other reinsurance and insurance	107.2%	98.1%	116.6%	(14.4)%

Consolidated	105.2%	99.8%	106.2%	3.7%

We reported a combined ratio of 105.2% for the year, which resulted in an underwriting loss of $236.6 million. Due primarily to expenses, which increased by 2.5 points, and catastrophe losses, up 3.5 points, our combined ratio deteriorated by 5.4 points over 2009. We prefer to take the pain of elevated expense ratios, which come from shrinking our premiums during the soft cycle, than to expose our loss ratios to deterioration by writing too much business at the wrong time. Accordingly, all of our major companies have shrunk their business over the last few years. As the saying goes, expenses don’t have a tail!

Our businesses in Canada and the United States continue to be challenged by highly competitive market conditions. Excess capacity has led to downward pressure on rates. Another year of benign catastrophe experience in North America has encouraged aggressive pricing. While the industry’s accident year combined ratio is running at 100% or more, reserve releases from prior years have allowed calendar year combined ratios to be reported at less than 100%. As the reservoir of reserve redundancies dries up, and as bond portfolios roll over into today’s lower interest rates, the pressure for a market correction will mount. It’s impossible to predict when the market will turn; we must remain patient!

As mentioned earlier, we are very pleased with the array of businesses we have assembled outside of North America. Including OdysseyRe’s and Group Re’s international activities (but not including our companies that are equity accounted), we produced consolidated net premiums earned outside North America of approximately $1.2 billion at an approximately 96% combined ratio. The growth from these markets and the diversification of our businesses will provide benefits to Fairfax for years to come.

All of our companies are well capitalized, as shown below:

					Net
					Premiums
					Written/
	Net Premiums		Statutory		Statutory
	Written		Surplus		Surplus

Northbridge	985.0		1,271.5		0.8
Crum & Forster	733.4		1,313.5		0.6
Zenith National	427.3	(1)	690.2		0.6
OdysseyRe	1,853.8		3,749.3	(2)	0.5
Fairfax Asia	157.4		397.2	(2)	0.4

(1)	Zenith National was acquired on May 20, 2010; as a result, net premiums written for the period May 21 to December 31, 2010 have been annualized.

(2)	Canadian GAAP total equity.

On average we are writing at about 0.5x net premiums written to surplus. In the hard markets of 2002-2005 we wrote, on average, at 1.5x. We have huge unused capacity currently and our strategy during these times of soft pricing is to be patient and be ready for the hard markets to come.

The accident year combined ratios of our companies from 2002 onwards is shown below:

	2002 – 2010
	Cumulative Net
	Premiums	Average
	Written	Combined Ratio
	($ billions)

Northbridge	Cdn 9.9	95.6%
Crum & Forster	7.9	99.8%
OdysseyRe	18.5	91.2%
Fairfax Asia	0.7	88.0%

The table demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past nine years and each company’s average combined ratio during those nine years. The results are excellent – but no complacency as our presidents continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for business written from 2002 onwards:

2002 – 2009
Average Annual
Reserve
Redundancies

Northbridge	7.6%
Crum & Forster	8.9%
OdysseyRe	9.6%
Fairfax Asia	2.6%

The table shows you how our reserves have developed for the eight accident years prior to 2010. Northbridge has had an average redundancy of 7.6% – i.e., if reserves had been set at $100 for any year between 2002 and 2009, they would have come down on average to $92.40, showing redundant reserves of $7.60. On a comparable basis, Crum & Forster had an average reserve redundancy of 8.9%, OdysseyRe, 9.6% and Fairfax Asia, 2.6% (First Capital alone was 7.8%). We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property and casualty industry, we continue to be focused on being very conservative in our reserving process. More on our reserves in the MD&A.

FAIRFAX FINANCIAL HOLDINGS LIMITED

We have updated the float table for our insurance and reinsurance companies that we show you each year.

				Average long
			Benefit	term Canada
	Underwriting		(cost)	treasury bond
Year	profit (loss)	Average float	of float	yield

1986	2.5	21.6	11.6%	9.6%

2006	212.6	8,212.9	2.6%	4.3%
2007	238.9	8,617.7	2.8%	4.3%
2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
Weighted average since inception			(2.3)%	4.9%
Fairfax weighted average financing differential since inception: 2.6%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 10.6% in 2010 at a cost of 2.3%. That increase is mainly due to Zenith National; excluding Zenith, the float in 2010 increased by 5.4%. Our long term goal is to increase the float at no cost. This, combined with our ability to invest the float well over the long term, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum over the long term.

The table below shows you the breakdown of our year-end float for the past five years.

						Total
					Reinsurance	Insurance
	Canadian	U.S.	Asian	Reinsurance –	and Insurance –	and
	Insurance	Insurance	Insurance	OdysseyRe	Other	Reinsurance	Runoff	Total

2006	1,586.0	1,853.8	85.4	4,360.2	572.4	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,412.6	577.8	8,777.5	1,770.5	10,548.0
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5

In 2010, the Canadian Insurance float increased by 6.8% (at a cost of 3.4%), primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar. The U.S. Insurance float increased 41.5% (at a cost of 6.7%), as a result of the acquisition of Zenith National, partially offset by the sustained reduction of business at Crum & Forster. Excluding the portion of the overall increase due to the acquisition of Zenith National, the U.S. Insurance float decreased 5.7% (at a cost of 3.3%). The Asian Insurance float increased by 14.6% (at no cost), due to an increase in premiums written at both Falcon and First Capital and the strengthening of the Singapore dollar relative to the U.S. dollar. Reinsurance – OdysseyRe float increased 5.7% (at no cost), primarily as a result of increased net reserves. Reinsurance and Insurance – Other float decreased 2.0% (at a cost of 3.9%), primarily due to decreased premium volumes at Advent, Group Re and Polish Re, partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar. The Runoff float increased 18.0%, primarily as a result of the acquisition of GFIC, partially offset by the continued progress in the reduction of runoff claims. Excluding the portion of the overall increase due to the acquisition of GFIC, the Runoff float decreased 3.6%. In aggregate, the total float increased by 13.6% to $13.1 billion at the end of 2010. Excluding the portion of the overall increase due to the acquisition of Zenith National and GFIC, the total float increased by 1.9% to $11.8 billion at the end of 2010.

At the end of 2010, we had approximately $641 per share in insurance and reinsurance float. Together with our book value of $379 per share and $119 per share in net debt, you have approximately $1,139 in investments per share working for your long term benefit – about 7% higher than at the end of 2009.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2010	2009

Underwriting
Insurance – Canada (Northbridge)	(72.4)	(57.1)
– U.S. (Crum & Forster and Zenith National)	(168.2)	(32.0)
– Asia (Fairfax Asia)	16.6	20.2
Reinsurance – OdysseyRe	25.8	64.3
Reinsurance and insurance – Other	(38.4)	11.9

Underwriting profit (loss)	(236.6)	7.3
Interest and dividends – insurance and reinsurance	603.4	557.0

Operating income	366.8	564.3
Net gains on investments – insurance and reinsurance	215.4	668.0
Runoff	143.5	31.2
Other (animal nutrition)	10.3	12.4
Interest expense	(195.4)	(166.3)
Corporate overhead and other	(188.9)	96.0

Pre-tax income	351.7	1,205.6
Income taxes	119.5	(214.9)

Net earnings	471.2	990.7

Attributable to:
Shareholders of Fairfax	469.0	856.8
Non-controlling interest	2.2	133.9

	471.2	990.7

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (Other shows the pre-tax income before interest of Ridley). Net gains on investments other than at runoff and the holding company are shown separately to help you understand the composition of our earnings. The underwriting loss was significantly impacted by Zenith National ($101.7 million), Northbridge ($72.4 million) and Crum & Forster ($66.5 million). In spite of higher interest and dividend income, operating income declined because of the 2010 underwriting loss. Runoff was profitable again for the fourth year in a row. Corporate overhead and other includes $125.6 million of net losses on investments, arising principally from the equity hedges in the holding company (2009 included $147.3 million of net gains on investments). Net earnings in 2010 benefitted from tax recoveries of $119.5 million (see more detail in the MD&A).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

	December 31,
	2010	2009

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,474.2	1,242.7

Holding company debt	1,498.1	1,236.9
Subsidiary debt	919.9	903.4
Other long term obligations – holding company	311.5	173.5

Total debt	2,729.5	2,313.8

Net debt	1,255.3	1,071.1

Common shareholders’ equity	7,761.9	7,391.8
Preferred equity	934.7	227.2
Non-controlling interests	45.8	117.6

Total equity	8,742.4	7,736.6

Net debt/total equity	14.4%	13.8%
Net debt/net total capital	12.6%	12.2%
Total debt/total capital	23.8%	23.0%
Interest coverage	2.8x	8.2x
Interest and preferred share dividend coverage	2.3x	7.5x

We ended 2010 in a very strong financial position. While we increased our holding company debt through the issue of Cdn$275 million of ten-year bonds, we also issued Cdn$750 million in perpetual preferreds and $200 million in common equity, and we retired OdysseyRe preferreds. Non-controlling interests at December 31, 2010 basically relates to Ridley. We ended the year with $1.5 billion in cash and marketable securities at the holding company level (above our desired minimum of approximately $1 billion) and a total debt to total capital ratio of 23.8%.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa Investment Counsel (HWIC) (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks (with equity hedging)	14.2%	17.9%	17.2%
S&P 500	2.3%	1.4%	6.8%
Taxable bonds	12.6%	11.9%	10.0%
Merrill Lynch U.S. corporate (1-10 year) bond index	5.9%	6.3%	6.2%

2010 was a disappointing year for HWIC’s investment results because of the two factors mentioned earlier. Hedging our common stock investment portfolio cost us $936.6 million or $45.61 per share in 2010. Our hedging program masked the excellent common stock returns we earned in 2010, of which a significant amount was realized ($522.1 million). We began 2010 with about 30% of our common stock hedged. In May and June we decided to increase our hedge to approximately 100%. Our view was twofold: our capital had benefitted greatly from our common stock portfolio and we wanted to protect our gains, and we worried about the unintended consequences of too much debt in the system – worldwide! If the 2008/2009 recession was like any other recession that the U.S. has experienced in the past 50 years, we would not be hedging today. However, we worry, as we have mentioned to you many times in the past, that the North American economy may experience a time period like the U.S. in the 1930s and Japan since 1990, during which nominal GNP remains flat for 10 to 20 years with many bouts of deflation. We see many problems in Europe as country after country reduces government spending and increases taxes to help reduce fiscal deficits. We see the U.S. government embarking on a similar exercise (as it has no other option) and all this while businesses and individuals are deleveraging from their huge debts incurred prior to 2008. Meanwhile we have concerns over potential bubbles in emerging markets. Consider, for instance, what we learned on a recent trip to China: many house (apartment) prices in Beijing and Shanghai had gone up almost four times – in the past four to five years!; many individuals own multiple apartments as investments with the certain belief that real estate prices can only go up; and maids are taking holidays so that they can buy apartments also. “Buy two and sell one after it doubles to get one for free” goes the refrain! In his essay in Vanity Fair, “When Irish Eyes Are Crying”, Michael Lewis says, “Real estate bubbles never end with soft landings. A bubble is inflated by nothing firmer than expectations. The moment people cease to believe that house prices will rise forever, they will notice what a terrible long term investment real estate has become and flee the market, and the market will crash.” We agree!!

Infrastructure and construction spending in China accounts for more than 40% of GDP – a number rarely seen in the past in any economy. In fact, this demand has resulted in commodity prices going up in a parabolic curve. Combine the increase in commodity prices, substantially from Chinese demand, with hedge funds and others again trying to allocate money to these very illiquid markets, and you can understand why some of these commodities have exploded in price, as shown in the table below.

	2000	2008	2010

Oil – $/barrel	27	45	91
Copper – $/lb.	0.83	1.39	4.35
Nickel – $/lb.	3.09	5.31	11.23
Wheat – $/bushel	2.80	6.11	7.94
Corn – $/bushel	2.25	4.07	6.29
Cotton – $/lb.	0.62	0.49	1.45
Gold – $/oz.	274	870	1,405

Even onions and chilis went up 64% and 38% respectively in 2010!! We shy away from parabolic curves, so we continue to maintain our equity hedges!

The second factor that affected our investment results in 2010 was the mark-to-market losses in our bond portfolio, particularly our muni bonds, primarily as a result of an increase in interest rates. Of our muni bond portfolio of $5.4 billion, $3.5 billion or approximately 65% are bonds guaranteed by Berkshire Hathaway that we purchased in the fourth quarter of 2008. At current yields of approximately 5.5%, we are getting a pre-tax equivalent yield of 7.9% on a Berkshire credit. It does not get much better than that! It’s a great yield, but unfortunately there are none around!! The remaining muni bonds we have are either of essential services like large airports or of large states like California. During 2010, as credit spreads came down to pre-2008 levels, we sold many of our corporate and distressed bonds at a significant profit and we purchased government bonds. We continued to reduce our corporate bond exposure in early 2011.

For many years prior to 2008, we had harped against asset backed bonds, particularly triple A tranches, because their spreads had no correlation to their risks. In the last two years we purchased many triple A tranches of mortgage backed bonds at about 40¢ on the dollar, since even if house prices dropped by 67%, we would get our money back. Also, we bought some lower rated tranches at 8-9¢ on the dollar – where the interest payments alone on the tranches would pay back our purchase price in less than 12 months. We invested a total of $388 million in these mortgage backed bonds, received $262 million in interest and principal payments and sold the tranches for $441 million – a

FAIRFAX FINANCIAL HOLDINGS LIMITED

total gain of $315 million or 81% on our investment in less than 2 1/2 years. This idea was brought to us by Jamie Rosenwald from Dalton Investments, and Brian Bradstreet and our investment committee worked with Jamie approving each purchase. Please thank Jamie when you next see him – perhaps at our AGM. By the way, we invested $23 million with Jamie from 1996 to 2006 for Asian investments, he returned $20 million in March 2008, and the remaining amount was worth $63 million at the end of 2010!

You know our concern re deflation. Well, Brian Bradstreet of CDS fame came up with a similar idea called CPI-linked derivative contracts. These are ten-year contracts (with major banks as counterparties) that are linked to the consumer price index of a country or region. Say the consumer price index in the U.S. was 100 when we purchased this contract. In ten years’ time, if the CPI index is above 100 because of cumulative inflation, then our contract is worthless. On the other hand, if the index is below 100 because of cumulative deflation, then the contract will have value based on how much deflation we have had. If, for instance, the index is at 95 because of a cumulative 5% deflation over 10 years, the contract at expiry would be worth 5% of the notional value of the contract. That’s how it works! Of course, these CPI-linked derivative contracts, like the CDS contracts previously, are traded daily among investment dealers. Prices in these markets will likely be higher or lower than the underlying intrinsic value of these contracts based on demand at the time. So there is no way to say what these contracts will be worth at any time. However, for a small amount of money we feel we have significantly protected our company from the unintended and insidious consequences of deflation. As an aside, cumulative deflation in Japan in the past ten years and in the United States in the 1930s was approximately 14%.

Here’s what we have:

	Notional Amount	Weighted Average	December 31, 2010
Underlying CPI Index	($ billions)	Strike Price (CPI)	CPI

U.S.	16.2	216.58	219.18
European Union	17.1	108.83	110.93
U.K.	0.9	216.01	228.40

	34.2

We have invested $302.3 million in these contracts and at year-end they had a market value of $328.6 million – if you could sell them!! The remaining average term on these contracts is approximately 9.4 years (see more detail in the MD&A).

In 2010, we had net gains on investments of $188.5 million, comprised of $569.4 million of gains from fixed income securities, gains of $522.1 million on sales of equities, and gains of $213.1 million on long equity-related securities, offset by losses of $936.6 million on our equity hedges, losses of $145.8 million on derivatives, foreign exchange and other investments and losses of $33.7 million on other-than-temporary impairments.

The principal contributors to realized gains from fixed income securities were gains on mortgage backed securities, convertible securities and other fixed income securities ($347 million), government fixed income securities ($200 million), and other fixed income securities such as Altria Group ($54 million, a gain of 42%), H&R REIT ($30 million, a gain of 15%) and Petro Canada ($27 million, a gain of 39%), partially offset by mark-to-market losses on municipal bonds ($171 million). The principal contributors to realized gains on equities and equity-related securities were mainly mark-to-market gains on long total return swaps, warrants and call options ($181 million), and realized gains on common stocks including Magna ($99 million, a gain of 62%), International Coal ($78 million, a gain of 90%), General Electric ($51 million, a gain of 13%) and Cheung Kong ($26 million, a gain of 50%).

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2010	2009

Bonds	(146.0)	179.9
Preferred stocks	2.6	0.4
Common stocks	1,030.8	888.4
Investments, at equity	261.4	170.8

	1,148.8	1,239.5

The unrealized losses in our bond portfolio are mainly from muni bonds and government bonds.

Our common stock portfolio, which reflects our long term value-oriented investment philosophy, is broken down by country as follows (at market value):

2010

United States	2,537.4
Canada	814.7
Other	1,122.4

4,474.5

At the end of 2010, we had 57% of our common stock portfolio in the U.S. versus 18% in Canada and 25% in the rest of the world. Interestingly, in 1995 we had 69% of our common stock portfolio in Canadian common stocks when Canada was for sale – and commodity prices were very low! Things change – and they will again!!

Miscellaneous

Given our results for 2010, our significant holding company cash and marketable securities position, the availability to us of the free cash flow of our insurance and reinsurance companies now that our largest companies are 100% owned, and our strong and conservative balance sheet, in early 2011 we paid a dividend of $10 per share (an extra $8 per share in excess of our nominal $2 per share). The amount above the nominal amount for any year will reflect the prevailing circumstances.

In 2010, Fairfax and its subsidiaries made over $10 million in charitable donations, benefitting a variety of charities across the countries we operate in. Since we began a charitable donation program in 1991, we have made cumulative donations of over $70 million – not bad for a company that was not worth $2 million when we began in 1985. Also, we celebrated our 25th anniversary at each of our companies, giving a copy of our 25th anniversary book to each employee and making a special donation to a hospital in the area. We are very grateful to be able “to do good by doing well”, but we never forget that doing well is the “golden goose” from which everything else flows! Our policy has been to invest in our communities by way of donation to the tune of 1% of pre-tax profits every year. Reflecting on the wonderful investments that we have made this way in the past 20 years, we are considering raising our community investments above 1% of pre-tax profit in the future.

In the past 25 years we have created a worldwide insurance and reinsurance company with a wonderful culture – focused on serving our customers by making an underwriting profit with good reserving. The two major strengths that we have developed over this time period are investing, and managing property and casualty insurance/reinsurance operations – worldwide. We continue to focus on developing competitive advantages in each of our insurance and reinsurance companies by specializing even further, and on continuing to expand worldwide in the property and casualty business. Our growth opportunity in the emerging markets, underpenetrated as they are, is very significant. Combined with investing in these countries with a long term value-oriented approach, we think that although it will not be smooth, we can achieve our objective of compounding book value per share at 15% per year over the long term.

As I have mentioned to you ad nauseam, you will not get a takeover premium for Fairfax as I have the votes (unfortunately not the equity interest!!), and even on my death I expect my controlling interest will not be sold (my children are in tears!), so that Fairfax can continue uninterrupted in building long term value for you, our shareholders, by treating our customers, employees and the communities in which we operate in a fair and friendly way! You of course also know that the multiple voting shares of Fairfax will not be sold outside my family unless the same price per share is available to the holders of subordinate voting shares.

By the way, cash flow from our insurance and reinsurance operations, on a normalized basis, is approximately $0.5 to $1.0 billion annually. While our primary objective is to expand our insurance and reinsurance operations worldwide, our investing skills could provide us with opportunities to buy, in whole or in part, excellent companies in other industries which generate strong free cash flows and will contribute to our objective of achieving a 15% per year increase in book value per share over the long term. For entrepreneurial founders who have built their companies over long periods of time, Fairfax will be an excellent owner, allowing the founders to continue to run their business, unfettered by the head office, and we are open to these opportunities.

Please do not think we have forgotten about common stock buybacks. We have historically purchased significant amounts of our stock, but have recently chosen instead to buy some excellent companies which became available and that we think will create significant intrinsic value in the future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

So come and celebrate our 25th anniversary with us at our annual meeting in Toronto at 9:30 a.m. on April 20, 2011 at Roy Thomson Hall. We have a copy of our book, “The First 25 Years of Fairfax”, for you, and as always, our presidents, the Fairfax officers and the Hamblin Watsa principals will be there to answer any and all of your questions. Like last year, we will have booths on some of our companies and the products we offer – and also on the major community investments we have made.

Once again, I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2010. We would also like to thank you, our long term shareholders, who have supported us loyally for many, many years. It is our privilege to continue to build shareholder value for you over the long term.

March 4, 2011

V. Prem Watsa
Chairman and Chief Executive Officer